

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

<u>By Facsimile</u>
Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
PO Box 1406
Mineral Wells, TX 76068

     Re: **American Energy Production, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed May 14, 2010
               Response Letter Dated September 22, 2010
               Response Letter Dated December 7, 2010
               Response Letter Dated March 31, 2011
               File No. 0-50436

Dear Mr. Bitters:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time. However, we remind you of your continued obligation to file reports under the Securities Exchange Act of 1934.

                      Sincerely,

                      /s/ Brad Skinner

                      Brad Skinner
                      Senior Assistant Chief Accountant